UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  December 20, 2019

IAC/INTERACTIVECORP

(Exact name of registrant as specified in charter)

Delaware	0-20570	59-2712887
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

555 West 18th Street, New York, NY	10011
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 314-7300

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001	IAC	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On December 20, 2019, IAC/InterActiveCorp (“IAC”), Buzz Merger Sub Inc. (“Merger Sub”) and Care.com, Inc. (“Care.com” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which IAC and Merger Sub will make a tender offer for all of the outstanding shares of Care.com’s Common Stock (“Company Common Stock”) and Series A Convertible Preferred Stock (“Company Preferred Stock” and such tender offer, the “Offer”) immediately after which, upon satisfaction of certain conditions of the Offer, Merger Sub will merge with and into Care.com, with Care.com surviving as a wholly-owned subsidiary of IAC (the “Merger,” and collectively with the Offer, the “Transaction”).

The Transaction is expected to close in the first calendar quarter of 2020.

Pursuant to the Merger Agreement, among other things and subject to the terms and conditions set forth therein, Merger Sub has agreed to commence a tender offer to purchase:

•	any and all of the issued and outstanding shares of the Company Common Stock (each, a “Share” and collectively, the “Shares”), at a price per Share of $15.00 (such amount, the “Share Offer Price”), payable net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, on the terms and subject to the conditions set forth in the Merger Agreement (the “Share Offer”); and

•	any and all of the issued and outstanding shares of the Company Preferred Stock, at a price per share of Company Preferred Stock equal to (x) 150% of the Liquidation Preference (as defined in the Merger Agreement) per share, plus (y) Accrued and Unpaid Dividends (as defined in the Merger Agreement) payable in respect of such Company Preferred Stock, in the case of clauses (x) and (y), calculated as of and including the Expiration Date (as defined in the Merger Agreement), pursuant to the terms of the Certificate of Designations (as defined in the Merger Agreement) (such amount, the “Preferred Share Offer Price” and, together with the Share Offer Price, the “Offer Prices”), payable net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, on the terms and subject to the conditions set forth in the Merger Agreement (the “Preferred Share Offer” and, together with the Share Offer, the “Offer”).

Following the acceptance for payment of Shares in the Offer at the Effective Time (as defined in the Merger Agreement), Merger Sub will be merged with and into Care.com pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”) and without any stockholder vote, with Care.com continuing as the surviving corporation. At the Effective Time, and as a result of the Merger:

•	each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than Company Common Stock to be cancelled under the Merger Agreement or Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive the Share Offer Price in cash, without interest (the “Merger Consideration”);

•	each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time, other than Dissenting Shares, will be converted into the right to receive an amount per share equal to the Preferred Share Offer Price in cash, without interest (the “Preferred Merger Consideration”);

•	all outstanding shares of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into an aggregate of 1,000 shares of newly and validly issued, fully paid and non-assessable shares of common stock of the surviving corporation;

•	each option to purchase shares of Company Common Stock (whether vested or unvested) (each a “Company Option”) that is outstanding immediately prior to the Effective Time will automatically be cancelled and be converted into the right to receive (without interest) an amount in cash equal to the product of (x) the total number of Company Common Stock underlying the Company Option multiplied by (y) the excess, if any, of the Merger Consideration over the exercise price of such Company Option; provided that any such Company Option with respect to which the exercise price subject thereto is equal to or greater than the Merger Consideration will be canceled for no consideration;

•	each award of Company restricted stock units that is subject solely to service-based vesting conditions (including any Company restricted stock units that were subject, in whole or in part, to performance-based vesting conditions as of the applicable grant date, but that are solely subject to service-based vesting conditions as of immediately prior to the Effective Time) (“Company RSUs”) and that is outstanding immediately prior to the Effective Time shall become fully vested and shall automatically be cancelled and converted into the right to receive (without interest) an amount in cash equal to (x) the total number of Shares underlying such award of Company RSUs as of immediately prior to the Effective Time, multiplied by (y) the Merger Consideration; and

•	each award of Company restricted stock units other than those described in the immediately preceding clause will be cancelled for no consideration prior to the Effective Time in accordance with their terms.

Assuming the satisfaction of the conditions set forth in the Merger Agreement, IAC expects the Offer to commence in mid-January 2020 and for the Merger to close in the first calendar quarter of 2020.

The Offer is subject to various conditions, including (i) that a majority of the voting power of the Company Common Stock and the Company Preferred Stock (on an as-converted basis) be validly tendered; (ii) the absence of any order, injunction or law prohibiting the Offer or the closing of the Merger; (iii) (a) the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (b) the expiration of any waiting period under other applicable competition laws; and (iv) the accuracy of the representations and warranties contained in the Merger Agreement, subject to customary materiality qualifications, and compliance with the covenants and agreements contained in the Merger Agreement as of the closing of the Merger. In addition, the obligation of IAC and Merger Sub to commence the Offer and consummate the Merger is subject to the absence, since the date of the Merger Agreement, of a Company Material Adverse Effect (as defined in the Merger Agreement). The closing of the Merger is not subject to a financing condition.

The Merger Agreement contains customary representations, warranties and covenants, including, among others, covenants by Care.com to conduct its business in the ordinary course between the date of the Merger Agreement and the closing of the Merger, not to engage in certain kinds of material transactions during such period, to obtain regulatory approvals and, subject to certain customary exceptions, for the Company’s Board to recommend that the stockholders tender their shares in the Offer. The Merger Agreement also contains customary representations, warranties and covenants of IAC and Merger Sub.

Pursuant to the Merger Agreement, Care.com is subject to customary “no shop” restrictions prohibiting Care.com and its representatives from soliciting Acquisition Proposals (as defined in the Merger Agreement) from third parties or providing information to or participating in any discussions or negotiations with third parties regarding Acquisition Proposals, subject to certain exceptions set forth in the Merger Agreement as described below.

Prior to the Acceptance Time, the Board may effect a Change of Board Recommendation (as defined in the Merger Agreement) if the Company has received a bona fide written Acquisition Proposal (other than as a result of a breach of Section 5.3 of the Merger Agreement) that the Board determines in good faith, after consultation with its financial advisors and outside legal counsel, taking into account the factors the Board considers in good faith to be appropriate (including the conditionality, timing and likelihood of consummation of such proposals), would be more favorable from a financial point of view to the stockholders of the Company than the Merger (taking into account any adjustments to the Merger Agreement proposed by IAC as described below) (a “Superior Proposal”). In addition, prior to the Acceptance Time, the Board may also, subject to requirements specified in the Merger Agreement, terminate the Merger Agreement in response to a Superior Proposal. Prior to taking these actions, Care.com must provide IAC with at least three business days advance written notice (the “Notice Period”) of Care.com’s intention to take such action, which notice shall include a copy of such Superior Proposal and all related documentation. To the extent IAC requests, Care.com agreed to direct its representatives to negotiate with IAC in good faith during the Notice Period regarding any amendments or modifications to the Merger Agreement proposed in writing by IAC and intended to cause the relevant Acquisition Proposal to no longer constitute a Superior Proposal. Following the Notice Period, and taking into account any amendments or modifications proposed by IAC to the terms of the Merger Agreement, the Board may terminate the Merger Agreement if it determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would continue to constitute a Superior Proposal if such proposed amendments or modifications were to be given effect. Subject to similar provisions and requirements in the Merger Agreement, including a three business day notice period, the Board may also effect a Change of Board Recommendation with respect to an Intervening Event (as defined in the Merger Agreement).

The Merger Agreement contains certain termination rights for both IAC and Care.com. If the Merger Agreement is terminated in connection with Care.com’s entry into an agreement with respect to a Superior Proposal or the Board effecting a Change of Board Recommendation, Care.com will be required to pay to IAC a termination fee of $20 million. The termination fee of $20 million may also be payable by Care.com if the Merger Agreement is terminated for any of the following reasons, Care.com enters into a definitive agreement with respect to any Acquisition Proposal within nine months after such termination, and the transaction contemplated by such Acquisition Proposal is consummated: (i) if the Merger Agreement is terminated by Care.com or IAC as a result of the Offer expiring or at the Outside Date (as defined in the Merger Agreement) and prior to the Acceptance Time an Acquisition Proposal has been publicly announced and not publicly withdrawn prior to the date of termination, or (ii) if the Merger Agreement is terminated by IAC because Care.com would not be reasonably capable of satisfying its closing conditions due to a breach of its representations, warranties or covenants and prior to the date of termination an Acquisition Proposal has been publicly announced and not publicly irrevocably withdrawn before the date of termination.

In addition to the foregoing termination rights, and subject to certain limitations, Care.com or IAC may terminate the Merger Agreement if the Merger is not consummated by June 20, 2020.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and is incorporated by reference herein. The foregoing description of the Merger Agreement is only a summary and has been included to provide investors and stockholders of IAC with information regarding the terms thereof. It is not intended to provide any other factual information about IAC, Merger Sub or Care.com. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement and may be subject to limitations agreed upon by the contracting parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors and stockholders of IAC accordingly should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of IAC, Merger Sub, Care.com or any of their respective subsidiaries or affiliates. In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules that IAC exchanged with Care.com in connection with the execution of the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in IAC’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the parties to the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the solicitation/recommendation statement that IAC will be filing in connection with the Merger, as well as in IAC’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents that IAC has filed or may file with the Securities and Exchange Commission (the “SEC”).

In connection with the Merger Agreement, each of (i) Sheila Lirio Marcelo, the Founder, Chair of the Company’s Board and Chief Executive Officer and The Sheila L. Marcelo 2012 Family Trust, (ii) CapitalG LP and (iii) Tenzing Global Management LLC and Tenzing Global Investors Fund I LP, entered into a Support Agreement with IAC (the “Support Agreements”). The Support Agreements generally require that the shareholders party thereto validly tender all of her or its shares after commencement of the Offer and to vote against any action, agreement or transaction involving Care.com that can impede, interfere with or prevent the consummation of the Transaction. The Support Agreements will terminate upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the delivery of written notice of termination by the stockholders to IAC and Merger Sub following any amendment, modification, change or waiver to any provision of the Merger Agreement that decreases the amount or changes the form of the cash consideration (other than adjustments in accordance with the terms of the Merger Agreement), (c) Care.com’s Board or any authorized committee thereof has effected a Change of Board Recommendation in accordance with the terms and conditions of the Merger Agreement and (d) the consummation of the Merger.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by the full text of the Support Agreements, a form of which is filed as Exhibit 10.1 hereto and is incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Exhibit Description

2.1*	Agreement and Plan of Merger by and among IAC/InteractiveCorp, Buzz Merger Sub Inc. and Care.com, Inc. dated as of December 20, 2019

10.1	Form of Support Agreement, dated as of December 20, 2019, entered into with the parties named on Schedule A thereto

104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL.

* Schedules to the Merger Agreement (identified therein) have been omitted pursuant to Item 601(b)(2) of Regulation S-K. IAC hereby undertakes to furnish supplementally a copy of any omitted schedule to the SEC upon request.

Cautionary Statement on Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document may contain “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. The use of words such as “anticipates,” “hopes,” “may,” “should,” “intends,” “projects,” “estimates,” “expects,” “plans” and “believes,” among others, generally identify forward-looking statements. These forward-looking statements include, among others, statements relating to IAC’s or Care.com's future financial performance, business prospects and strategy, including the Offer, the Merger, the ability to successfully complete such transactions and other similar matters. Actual results could differ materially from those contained in these forward-looking statements for a variety of reasons, including, among others, the risks and uncertainties inherent in the Offer and the Merger, including, among other things, regarding how many of Care.com stockholders will tender their shares in the Offer, the possibility that competing offers will be made, the ability to obtain requisite regulatory approvals relating to the acquisition, the ability to satisfy the conditions to the closing of the Offer and the Merger, the expected timing of the Offer and the Merger, difficulties or unanticipated expenses in connection with integrating Care.com’s operations, products and employees into IAC’s and the possibility that anticipated synergies and other benefits of the transaction will not be realized in the amounts anticipated, within the expected timeframe or at all, the effect of the announcement of the Offer and the Merger on IAC’s and Care.com's business relationships (including, without limitations, partners and customers), the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the expected tax treatment of the transaction, and the impact of the transaction on the businesses of IAC and Care.com, and other circumstances beyond IAC's and Care.com's control. You should not place undue reliance on these forward looking statements. Certain of these and other risks and uncertainties are discussed in IAC’s and Care.com's filings with the SEC, including the Schedule TO (including the offer to purchase, letter of transmittal and related documents) IAC will file with the SEC, and the Solicitation/Recommendation Statement on Schedule 14D-9 Care.com will file with the SEC.

Additional Information and Where to Find It

The Offer has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of common or preferred stock of Care.com or any other securities, nor is it a substitute for the Offer materials that IAC and Merger Sub will file with the SEC upon commencement of the Offer. At the time the Offer is commenced, IAC and Merger Sub will file Offer materials on Schedule TO, including an offer to purchase, a letter of transmittal and related documents with the SEC, and Care.com will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. The Offer to purchase all of the issued and outstanding shares of Care.com common and preferred stock will only be made pursuant to the offer to purchase, the letter of transmittal, and related documents filed as a part of the Schedule TO. THE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS OF CARE.COM ARE URGED TO READ CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION SUCH HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by IAC will be available free of charge on IAC’s website. In addition, security holders of Care.com may obtain free copies of the Offer materials by contacting the information agent for the Offer that will be named in the Tender Offer Statement on Schedule TO. Copies of the documents filed with the SEC by Care.com will be available free of charge on Care.com’s website.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IAC/INTERACTIVECORP

By:	/s/ GREGG WINIARSKI
Name:	Gregg Winiarski
Title:	Executive Vice President, General Counsel and Secretary

Date: December 20, 2019